Exhibit 21
Subsidiaries of Franklin BSP Capital Corporation

Name	Domicile
FBCC EEF Holdings LLC	Delaware
FBCC Jupiter Funding, LLC	Delaware
FBLC Funding I, LLC	Delaware
54th Street Equity Holdings, Inc.	Delaware
Kahala Aviation Holdings, LLC	Delaware
Kahala Aviation US, Inc.	Delaware
Opps X EEF CTB, LLC	Delaware
FBLC Senior Loan Fund, LLC	Delaware
Post Road Equipment Finance, LLC	Delaware